Exhibit 10.1

LETTER AGREEMENT

NEWMARK GROUP, INC.

125 PARK AVENUE

NEW YORK, NEW YORK 10017

February 18, 2025

Re:	Change of Control Agreement

Stephen M. Merkel

Dear Stephen:

We understand that a takeover proposal may create uncertainty for highly valued employees such as yourself. In order to encourage you to remain in the employ of Newmark Group, Inc. and/or its subsidiaries (collectively, the “Company”) and to provide additional incentive for you to promote the success of the business of the Company, the Company has provided you with this agreement (this “Agreement”), which provides for certain payments and benefits in the event of a Change of Control. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement of Limited Partnership of Newmark Holdings, L.P. (the “Partnership”), amended and restated as of December 13, 2017 (as further amended from time to time, the “Partnership Agreement”).

1. Upon a Change of Control (as defined in Section 4 below), if applicable, and subject to the terms and conditions herein, (i) your then non-Exchangeable1 Partnership interests (which shall be referred to as “Partnership Units”) will, as determined by the General Partner, and adjusted by the then-current Exchange Ratio, as applicable, be (a) redeemed for cash or stock ratably over the first (1st) through third (3rd) anniversaries of such Change of Control or (b) exchanged into restricted shares of stock and become transferable ratably over the first (1st) through third (3rd) anniversaries of such Change of Control or as soon as practicable thereafter and (ii) your other outstanding Grant Awards2 (if any) will, as applicable, vest, be redeemed for cash or stock, and/or be exchanged and transferred ratably over the first (1st) through third (3rd) anniversaries of such Change of Control or as soon as practicable thereafter; provided that, inter alia, as of each applicable redemption or vesting or transfer date, you remain Eligible (as defined herein), unless you have been terminated by the Company without Cause (other than due to death or disability) within three (3) years immediately following such Change of Control (and thereby the terms of Section 2 below shall apply). “Eligible” means that, as determined by the Company, you (y) are performing substantial services for the Company or any other Affiliate and have not engaged in any conduct (or omission) constituting Cause3, and (z) have not breached your obligations under any written agreement between you and the Company, or any Affiliate.

[1]	For purposes of this Agreement, “Exchangeable” shall mean the grant of exchangeability, exchange, redemption, and/or issuance of shares or cash payment with respect to the eligible non-exchangeable Partnership Units.
[2]	A “Grant Award” is a contingent non-cash grant award, subject to the terms (including but not limited to any vesting schedule and conditions (such as service and revenue), cancellation, and restrictive covenant provisions contained therein) of the grant document(s) and the partnership or other agreement under which such non-cash grant is awarded.
[3]	For purposes of this Agreement, “Cause” shall mean, as determined by the Company, your (i) fraud, embezzlement, theft, dishonesty, or any misappropriation of any amount of money or other assets or property of the Company or any of its Affiliates; (ii) material breach of your fiduciary duties as an officer, trustee, or employee of the Company or any of its Affiliates; (iii) material breach of any of your agreements with the Company or an Affiliate thereof; and (iv) conviction of a felony, or any crime involving fraud, theft, or moral turpitude, under U.S. Federal, state or local laws or any applicable foreign laws (including any pleas of nolo contendere).

2. In the event that, during the three-year period immediately following a Change of Control, your employment is terminated by the Company without Cause (other than by reason of your death or disability), then the parties agree that, as your sole and exclusive remedy (in law, equity, or otherwise) for such termination without Cause, and subject to the other terms and conditions herein: (a) the Company shall pay to you, in a lump sum in cash, as soon as practicable after your date of termination of employment and in accordance with the terms herein, the gross amount totaling (i) your then-current annualized salary, plus (ii) your annual discretionary bonus (whether in cash, non-cash, or otherwise, based upon their notional value at grant) with respect to the fiscal year completed immediately before the Change of Control, as reflected by the Company and as approved and awarded by the Company Compensation Committee, less applicable taxes and deductions; (b) the treatment of your then outstanding Partnership Units and Grant Awards shall be in accordance with Section 1 notwithstanding the termination of your employment; and (c) you shall receive the Medical Benefits (as defined in Section 3 below) upon termination, even if you have received the Medical Benefits during all or a portion of such three-year period (the “Change of Control Termination Benefit”).  Notwithstanding the foregoing provisions of this paragraph, in the event that you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (as determined in accordance with the methodology established by the Company as in effect on the date of your termination of employment), amounts constituting nonqualified deferred compensation subject to Code Section 409A that would otherwise be payable pursuant to the immediately preceding sentence during the six (6)-month period immediately following (and as a result of) your termination of employment by the Company without Cause shall instead be paid, with interest on any delayed payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code (“Interest”), on the first business day after the date that is six (6) months following your “separation from service” within the meaning of Code Section 409A, or, if earlier, your death (the “Six-Month Delay”).

3. “Medical Benefits” means, solely for purposes of this Agreement, that for two (2) years after your termination of employment (the “Benefit Continuation Period”), the Company shall provide health care (i.e., medical, dental, vision and prescription drug coverage) and life insurance benefits to you and/or your family substantially similar to, and at the same after-tax cost to you and/or your family, as those that would have been provided in accordance with the Company’s plans, programs, practices and policies providing health care and life insurance benefits and at the benefit level provided immediately prior to the Change of Control or, if more favorable, as in effect generally at any time thereafter with respect to other peer executives of the Company and their families; provided, however, that the health care benefits provided during the Benefit Continuation Period shall be provided in such a manner that such benefits (and the costs and premiums thereof) are excluded from your income for federal income tax purposes and, if the Company reasonably determines that providing continued coverage under one or more of its health care benefit plans contemplated herein could be taxable to you, the Company shall provide such benefits at the level required hereby through the purchase of individual insurance coverage; provided, however, that, if you become re-employed with another employer and eligible to receive health care and life insurance benefits under another employer-provided plan, the health care and life insurance benefits provided hereunder shall be secondary to those provided under such other plan during such applicable period of eligibility. Following the end of the Benefit Continuation Period, you will be eligible for continued health coverage as required by Section 4980B of the Code or other applicable law (“COBRA Coverage”), as if your employment with the Company had terminated as of the end of such period, and the Company shall take such actions as are necessary to cause such COBRA Coverage not to be offset by the provision of benefits under this paragraph and to cause the period of COBRA Coverage to commence at the end of the Benefit Continuation Period.

4. For purposes of this Agreement, a “Change of Control” shall occur in the event that either Newmark, or substantially all of the real estate brokerage and related businesses of Newmark and/or its subsidiaries, is/are no longer controlled by Cantor Fitzgerald, L.P., Howard W. Lutnick or a person or entity controlled by, controlling or under common control with Cantor Fitzgerald, L.P., exclusive of an ownership change (i) following which an entity or entities controlled by Howard W. Lutnick, or his family members, heirs or estate, continue to control Newmark or (ii) resulting from the estate planning of Howard W. Lutnick, provided that any such estate planning is limited to transfers to family members or heirs of Howard W. Lutnick or transfers to trusts or other entities controlled by Howard W. Lutnick or his family members, heirs or estate.

5. Anything in this Agreement to the contrary notwithstanding, if it is determined (as hereafter provided) that any payment or distribution by or on behalf of a Company to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement between you and the Company (a “Payment”), would be subject to the Excise Tax (as defined herein), but for the application of this sentence, then the Payment shall be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such Payment, as so reduced, constitutes an “Excess Parachute Payment” within the meaning of Section 280G of the Code; provided, however, that the foregoing reduction shall be made only if and to the extent that such reduction would result in an increase in the aggregate Payment to be provided, determined on an after-tax basis (taking into account the excise tax imposable under Code section 4999 (“Excise Tax”), any tax imposed by any comparable provision of state law, and any applicable federal, state and local income taxes). The fact that your right to a Payment may be reduced by reason of the limitations contained in this Section 5 shall not of itself limit or otherwise affect any of your other rights under this Agreement. In the event that a Payment intended to be provided under this Agreement is required to be reduced pursuant to this Section 5, the amounts payable or benefits to be provided to you shall be reduced such that any economic loss that you may incur as a result of the elimination of any excess parachute amount is minimized. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Code Section 409A and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.

6. This letter shall be binding upon any successor of the Company or its business or assets (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under this Agreement if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Agreement, the Company shall require such successor expressly and unconditionally to assume and agree to perform the Company’s obligations under this Agreement, in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. The term “Company,” as used in this Agreement, shall mean the Company as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this Agreement.

7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to its conflict of law rules. All payments hereunder are subject to withholding for applicable income and payroll taxes or otherwise as required by law. You and the Company acknowledge that, except as may otherwise be provided under any other written agreement between you and the Company, your employment by the Company is “at will” and, prior to a Change of Control, your employment may be terminated by either you or the Company, in which case you shall have no further rights under this Agreement.

[Signature Page Follows; Remainder of Page Intentionally Left Blank]

NEWMARK GROUP, INC.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Executive Chairman

Accepted and Agreed:

/s/ Stephen M. Merkel
Stephen M. Merkel

[Change of Control Agreement between Stephen Merkel and Newmark Group, Inc.,

dated February 18, 2025]